EXHIBIT 9: INFORMATION REGARDING DESIGNATED COMPLIANCE OFFICER

HR Ratings de Mexico, S.A. de C.V. ´s (HR Ratings) Designated Compliance Officer information is presented as followed:

Laura Mariscal Higareda resigned as Designated Compliance Officer on November 29, 2017.

Rafael Colado Ibarreche (Vice president of Compliance) is currently the Designated Compliance Officer until a permanent replacement is appointed, and is responsible for meeting compliance requirements and procedures of HR Ratings. He is dedicated full-time to this assignment.

Mr. Colado Ibarreche has over 16 years of experience in the regulation and supervision of securities issuers. Before joining HR Ratings, he was the Deputy General Director of Issuers in the National Banking and Securities Commission (CNBV) from 2005 to 2014, where he was responsible for verifying securities issuers' financial and corporate information, as well as the delivery of relevant material, according to Stock Market Regulation.

Mr. Colado Ibarreche from 1998 to 2005, was subdirector of issuers, and collaborated in the development of the Stock Information Transfer System (STIV2), which allows the electronic presentation of data through the CNBV's web page by securities issuers and other Stock Market participants.

Mr. Colado Ibarreche, from 1984 to 1998 manages a chain of shoes stores located in Polanco, Pabellón Polanco, Interlomas, Plaza Polanco, Linda Vista, and in the Santa Fe in Mexico City.

He holds a Bachelors degree in Business Administration from the Universidad Anáhuac del Norte, a certificate in Financial Markets in 1999, as well as an MBA from 2000 to 2003 from the Instituto Tecnológico Autónomo de México (ITAM).